Exhibit 12.1

Group 1 Automotive, Inc.

Ratios of Earnings to Fixed Charges

(Dollars in thousands, unaudited)

	For the year ended December 31,
	2011	2010	2009	2008	2007
Earnings:

Pretax income	$132,094	$80,904	$54,851	$(77,176)	$100,440
Add:
Fixed charges	78,429	79,342	81,370	109,069	108,265
Less:
Capitalized interest	(635)	(131)	(233)	(1,000)	(2,011)

Total Earnings	$209,888	$160,115	$135,988	$30,893	$206,694

Fixed Charges:

Interest expense	$61,409	$61,327	$61,420	$83,160	$76,890
Estimated interest within rent expense	16,385	17,884	19,717	24,909	29,364
Capitalized interest	635	131	233	1,000	2,011

Total Fixed Charges	$78,429	$79,342	$81,370	$109,069	$108,265

Ratio of Earnings to Fixed Charges	2.7	2.0	1.7	*0.3	1.9

*	Due to a shortfall of $78,176 from losses incurred during 2008, the 2008 ratio of earnings to fixed charges was less than one-to-one coverage.